This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

March 6, 2003

3.

Press Release

The press release was issued on March 6, 2003 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. (NSU/TSX) announced the independent resource estimate for the Segala Deposit as prepared by Snowden Mining Industry Consultants of Perth, Australia. (See table in attachment.)  This resource estimate now allows for Nevsun to proceed with a feasibility study for Segala and to fully evaluate the combined potential of the Tabakoto/Segala Projects.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Maureen D. Carse
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on March 10, 2003

NEVSUN RESOURCES LTD.

Per:"Maureen Carse"

Maureen D. Carse

Corporate Secretary

RESOURCE ESTIMATE FOR SEGALA PROJECT

March 6, 2003

Nevsun  Resources Ltd.  (NSU-TSX) is pleased to announce the independent resource estimate for the Segala Deposit as prepared by Snowden Mining Industry Consultants of Perth, Australia.

The Segala property, located immediately to the north of Nevsun’s Tabakoto Property in western Mali, was purchased by Nevsun in mid 2002 and was immediately subjected to a major drilling program. The program was designed to upgrade the quality of the resource base at Segala by increasing the drill density such that the majority of the mineralization within the Segala Main and Northwest zones would fall within the measured and indicated categories. This resource estimate now allows for Nevsun to proceed with a feasibility study for Segala and to fully evaluate the combined potential of the Tabakoto/Segala Projects.

Resources at Segala are estimated according to the JORC (Joint Ore Resource Committee) code of the Australian Institute of Mining and Metallurgy as follows:

Segala Resource at a series of cutoffs
	Measured			Indicated			Measured and Indicated			Inferred
Cutoff	Tonnage	Gold Grade	Gold	Tonnage	Gold Grade	Gold	Tonnage	Gold Grade	Gold	Tonnage	Gold Grade	Gold
(g/t)	(t*1000)	(g/t)	(moz)	(t*1000)	(g/t)	(moz)	(t*1000)	(g/t)	(moz)	(t*1000)	(g/t)	(moz)
2.0	3,334	3.34	0.36	4,236	3.37	0.46	7,570	3.36	0.82	1,204	2.84	0.11
1.0	6,975	2.34	0.53	7,991	2.44	0.63	14,966	2.40	1.15	3,983	1.83	0.23
0.3	10,968	1.73	0.61	14,160	1.66	0.76	25,128	1.69	1.37	11,105	1.05	0.38

The central part of the Main Zone contains the majority of the gold with 86% of the tonnes associated with the deposit being attributed to the Central Zone using the 2.0 g/t lower cutoff parameter. The remainder of the tonnage is attributed to the Northwest Zone as well as lesser hanging wall and footwall zones. There are definite implications for using heap leach technology  to process the lower grade envelope of the deposit.

A total of 39,473 meters of diamond drilling and 23,803 meters of reverse circulation drilling have been completed in 586 holes at Segala. The deposit has been defined over a strike length of 1.2 kilometres and to vertical depths of up to 500 meters. Snowden used multiple indicator kriging to calculate the resource. The block model, generated by Gemcom software, used blocks with dimensions of 5mN x 5mE x 5mRL.

Gold mineralization  has been interpreted by Nevsun within mineralized domains that are largely structurally controlled but generally conformable to the geological stratigraphy. The mineralized domain boundary was based on a nominal 0.1 g/t gold grade cutoff as exclusively interpreted from drill hole results. Major faults and later dykes, as interpreted by Nevsun, have been included in the model.

The resource and mineralization interpretations and 3D wireframe solids for the resource estimate were overseen by F. Wm. Nielsen P.Geo, V.P Exploration and Qualified Person for Nevsun. The 3D wireframe solids were supplied to Snowden for geological model coding. Snowden’s Qualified Person, S. Hackett, AusIMM, MAIG, reviewed data collection procedures, completed database checks, inspected core on site, collected independent assay check samples, reviewed the geological interpretation and completed grade estimates.

Nevsun Resources continues to maintain its focus on the development and exploration of its Tabakoto/Segala gold projects covering 83 square kilometres in the Kenieba district of western Mali. The combined projects represent one of West Africa’s largest undeveloped gold camps. The Company is negotiating debt financing for these projects and, subject to financing, plans to be in production in 2004.

The Company is also continuing with second phase exploration drilling at its recent new high-grade gold and base metals discovery, the Bisha Property in Eritrea.  Management believes that the Bisha property complements Nevsun’s Tabakoto and Segala Projects as it provides for further corporate growth.

NOTE:  Nevsun’s new web site will be accessible online on Tuesday, March 11, 2003, at www.nevsun.com.

Forward Looking Statements:

The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. "John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com